Exhibit (a)(5)(ii)

February 10, 2015

To: All Nicholas Financial, Inc. employees

From: Ralph Finkenbrink, President and Chief Executive Officer

Subject: Nicholas Announces “Dutch Auction” Tender Offer

This morning, Nicholas announced an offer by its wholly-owned principal operating subsidiary to repurchase up to $70.0 million (but not less than $50.0 million) in aggregate value of Nicholas’ Common shares through a modified “Dutch auction” tender offer. The tender offer commences today, February 10, 2015, and is subject to the conditions described in the tender offer documents filed with the Securities and Exchange Commission (“SEC”).

We’ve compiled the following information for you about the tender offer:

What is a tender offer?

Generally, a tender offer is a broad offer by a company to purchase a substantial percentage of a company’s stock for a limited period of time. In this case, Nicholas is offering to repurchase up to $70.0 million (but not less than $50.0 million) in aggregate value of its Common shares. This offer will expire 5:00 p.m., New York City time, on March 13, 2015, unless extended.

Why are we repurchasing our stock?

The tender offer expresses our confidence in Nicholas’ business and long-term growth potential. We believe that the tender offer is a prudent use of our capital resources given our expected growth, cash flow generation and current stock price. The tender offer is an element of our overall intention to deliver increased value to our shareholders.

Can employees participate?

Yes. Most employees who own Nicholas Common shares can elect to participate in the tender offer.

•	Restricted stock – Shares issued as the result of vesting of restricted stock awards (RSAs) may be tendered. Unvested RSAs may not be tendered.

•	Options – If you hold vested options, you may exercise them and tender any shares issued upon such exercise. You must exercise your options sufficiently in advance of the tender offer expiration date to receive your shares in order to tender. Your option exercise cannot be revoked even if the shares received upon the exercise and tendered in the offer are not purchased in the offer for any reason.

•	Employees who are officers or directors of Nicholas or any of its subsidiaries are required to obtain pre-clearance before participating in the tender offer. If you would like to be pre-cleared, please contact either Katie MacGillivary, Nicholas’ Chief Financial Officer, or me.

How do I participate?

Generally, shareholders as of today, February 10, 2015, will be sent information beginning today or shortly thereafter. You can also access the tender offer materials under the “Investor Center – SEC Filings” tab at www.nicholasfinancial.com. You need to carefully review the Offer to Purchase, Letter of Transmittal and related documents, which contain detailed instructions about the process for tendering shares, how to get tender offer documentation, or have questions answered about the tender offer from our Information Agent or Dealer-Manager.

If you do not wish to participate in the tender offer, you do not need to take any action.

Has the Company or Board of Directors made a recommendation on the tender offer?

Although the respective Boards of Directors of Nicholas and its principal operating subsidiary have authorized the tender offer, neither Nicholas nor either of such Boards is making any recommendation as to whether you should participate. You are urged to discuss your decisions with your tax advisors, financial advisors, legal advisors, and brokers.

Do directors or executive officers intend to tender their shares in the tender offer?

Nicholas’ directors and executive officers are entitled to participate in the tender offer on the same basis as all other shareholders. I have advised the Board that I intend to tender 100,000 shares in the tender offer. In addition, Alton R. Neal and Scott Fink, non-employee directors, have advised the Board that they intend to tender 25,850 and 6,100 shares, respectively, in the tender offer. However, our remaining directors and executive officers have advised us that they do not intend to tender their shares in the tender offer.

Am I guaranteed to be able to sell my shares through the tender offer? What will the purchase price be?

No, you are not guaranteed to sell any or all your shares through the tender offer. The offer to repurchase shares is being made through a modified “Dutch auction.” This allows you to select the price, within a price range specified by us, at which you are willing to sell your shares. The price range for the tender offer is $14.60 to $15.60 per share. We will select the lowest purchase price that will allow us to purchase $70.0 million in value of shares (as may be increased or decreased as permitted), based on the number of shares tendered. No shares will be purchased in the tender offer unless a minimum of $50.0 million in value of shares are tendered.

You should read the Offer to Purchase and the Letter of Transmittal in the tender offer materials, which explain the auction process in detail, including how to specify the price at which you can offer to sell your shares and various proration mechanics.

Is the tender offer the only way for me to sell my shares?

No. Subject to our Insider Trading Policy, employees may continue to buy or sell Nicholas Common shares on the open market. Please contact either Katie MacGillivary, Nicholas’ Chief Financial Officer, or me should you have any questions.

Will I have to pay broker fees if I tender my shares?

You are responsible for any broker commissions or fees relating to the sale of your shares under the tender offer.

What are the tax consequences if I tender my shares?

Generally, if we purchase your shares in the offer, we will pay you the final purchase price in cash, less any applicable withholding taxes and without interest, promptly after the expiration date. We urge you to read the Offer to Purchase, Letter of Transmittal and related documents and consult your tax advisor as to the particular tax consequences to you of the tender offer.

What should I do if I have additional questions or want additional tender offer materials?

You should contact Morrow & Co., LLC, our Information Agent , toll free at (855) 223-1287.

Tender Offer Statement

This employee FAQ is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any Nicholas Common shares. The tender offer is being made only pursuant to the Offer to Purchase, the Letter of Transmittal and related materials that Nicholas will be distributing to its shareholders and filing with the SEC. Shareholders should read carefully the Offer to Purchase, the Letter of Transmittal and related materials because they contain important information, including the various terms and conditions of the tender offer. Shareholders are urged to carefully read these materials prior to making any decision with respect to the tender offer. Shareholders may obtain free copies of the Offer to Purchase, the Letter of Transmittal and other related materials when filed with the SEC at the SEC’s website at www.sec.gov or at the “Investor Center – SEC Filings” tab at www.nicholasfinancial.com. Shareholders may also obtain copies of these documents, when available, free of charge, by contacting Morrow & Co., LLC, the Information Agent for the tender offer, by telephone at (855) 223-1287 (toll free), or in writing to 470 West Avenue, 3rd Floor, Stamford, Connecticut 06902.

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